

January 26, 2023

Oleg Grodnensky
Chief Operating Officer and Chief Financial Officer
Priveterra Acquisition Corp.
300 SE 2nd Street, Suite 660
Fort Lauderdale, FL 33301

> **Re: Priveterra Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed December 27, 2022**
> **File No. 333-269006**

Dear Oleg Grodnensky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed December 27, 2022

Market and Industry Data, page ii

1. We note your statements that (i) you have not independently verified the market and industry data contained in the proxy statement/prospectus or the underlying assumptions and (ii) your research has not been verified by any independent source. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or revise to specifically state that you are responsible for all disclosures presented in the prospectus.

Q. What will AEON stockholders and holders of AEON options receive in the Business Combination, page x

2. Please revise this section to explain in greater detail how the Exchange Ratio is

calculated. In this regard, please explain the Holdback Equity Pool, its impact on the consideration, and what assumptions are used to derive the 34.7% or 82.7% figures that are presented on the cover page.

Summary of the Proxy Statement/ Prospectus, page 1

3.   Please highlight the material risks to public warrant holders, including those arising from differences between public and private warrants. Additionally, please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Sources and Uses of Funds for the Business Combination, page 4

4.   Please revise to present the full redemption scenario.

Risk Factors, page 24

5.   Please disclose the materials risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

We may not be successful in obtaining an original BLA, page 34

6.   Please revise to discuss here and/or in the Business section what standard FDA uses to determine whether to issue an original BLA as opposed to a BLA supplement. Explain why you believe that your candidates could be eligible for an original BLA. Explain when companies typically make this application (e.g., at same time the company seeks marketing approval). Explain briefly why the form of approval impacts reimbursement.

The issuances of additional shares of Class A Common Stock..., page 68

7.   Please revise to specify the dollar amount of proceeds that New AEON believes will be sufficient to meet its immediate working capital needs.

Background to the Business Combination, page 86

8.   We refer to the October 3, 2022 entry. Please revise to explain Priveterra's basis for proposing an initial pre-transaction equity value for AEON of $150 million and contingent consideration in the amount of $170 million. Revise the September 21 to September 27 entries to present and explain the information that AEON provided and Priveterra considered in developing this equity valuation. In particular, discuss whether Priveterra received financial forecasts from AEON.

9.   Please revise the third and fifth paragraphs on page 90 to identify the specific due diligence issues addressed by the parties and their representatives. Also revise the disclosures on pages 94 and 95 to discuss the results of management's due diligence

review of AEON.

10. Please revise the December 1 entry to explain why AEON sought additional flexibility for AEON to pursue alternative private financing opportunities following the execution of the Business Combination Agreement. Also revise the December 5 entry to explain why Priveterra agreed to provide AEON with this flexibility but only on the condition that AEON not enter into a definitive agreement with respect to any such financing prior to the termination of the Business Combination Agreement. With a view to disclosure, please tell us whether the negotiations concerning additional financings impacted negotiations concerning the $45 million minimum cash condition.

11. We note the disclosure on page 68 indicating that New AEON and Priveterra expect to enter into Interim Financing Agreements. Please update the Background section and other sections, as applicable, to discuss the status of these prospective financings.

Priveterra Board's Reasons for the Approval of the Business Combination, page 93

12. Please revise the disclosure on pages 95-96 to identify each comparable company and show the metrics applicable to each one. Clarify whether any of the comparable companies were clinical stage companies as of November 2022.

13. Please tell us whether the comparable company analysis presented here is the same or distinct from the valuations of precedent merger and acquisition targets in similar and adjacent sectors, which is referenced at the top of page 95.

14. We note the disclosure on page 96 that Priveterra's Board assumed that Priveterra's shareholder would redeem 95% of outstanding common stock. In light of this assumption, please explain why Priveterra's Board agreed to a closing condition that at least $45 million of aggregate cash proceeds would be available from the Trust Account, after giving effect to redemptions of Public Shares.

15. We note that the Board's analysis reflected that AEON would have $76 million in cash at the closing of the initial business combination. Please explain the Board's assumptions in deriving this figure.

Proposal 1: The Business Combination Proposal
Prospective Financial Information, page 98

16. You disclose here that "AEON and Priveterra jointly prepared an illustrative forecast of revenue potential for ABP-450 in migraine (including both chronic and episodic) and cervical dystonia indications." Please revise to show the annual revenues forecasted and discuss the material assumptions for the model, including the parties' assumptions regarding the timing of commercialization for each indication. Clearly identify the markets in which it was assumed that ABP-450 received regulatory approval for sale for purposes of these projections. Revise to clearly identify the extent to which regulatory approval is outside of your control as a significant limitation on the usefulness of these

projections.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information
Description of the Business Combination
Scenario 2, page 134

17. Your disclosure indicates that in Scenario 1 you are accounting for the merger as a recapitalization but as a variable interest entity (VIE) and asset acquisition under Scenario 2. Please address the following:
   - You disclose that "the expected cash on hand results in the equity at risk being considered insufficient for AEON to finance its activities without additional subordinated financial support under these assumed redemption scenarios." Tell us how you determined that AEON would have sufficient equity at risk under Scenario 1.
   - As part of your response, provide a separate decision tree of how you applied the accounting guidance to each scenario.
   - Provide us with your calculations of equity investment at risk under Scenario 1 and 2 pursuant to ASC 810-10-25-45.
   - You disclose on page 130 that "At the Closing, the merger will be effected by Merger Sub merging with and into AEON, with AEON surviving such merger as the surviving entity." Tell us how the existence of Merger Sub in these transactions affected your application of the accounting literature in each of the scenarios.
   - Tell us how you determined that all the assets of AEON were similar enough such that asset acquisition accounting was appropriate.
   - Tell us and disclose the break even level of redemptions that would result in the accounting shifting from recapitalization treatment to VIE and asset acquisition accounting.
   - On page 133, you disclose that the "parties expect to enter into Interim Financing Arrangements and other financings as needed to meet the Available Closing Cash condition prior to Closing." Please revise your disclosures here to clearly identify the nature and degree of certainty of the financing arrangements into which you expect to enter. To the extent you continue to believe that it is appropriate to exclude those financings from your pro forma presentation, clearly disclose your basis for excluding those arrangements, and discuss the extent to which the completion of the expected financings would impact your accounting for the merger (i.e., recapitalization versus VIE accounting).

18. You disclose on page ix that "Unless waived by the parties to the Business Combination Agreement, and subject to applicable law, the Closing is subject to a number of conditions set forth in the Business Combination Agreement, including, among others: (i) there being at least $45,000,000 in Available Closing Cash (as defined in this proxy statement/prospectus); (ii) the registration statement of which this proxy statement/prospectus forms a part becoming effective in accordance with the Securities Act; (iii) customary bringdown conditions; and (iv) no material adverse effect of either

Priveterra or AEON having occurred. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement." Tell us the extent to which both parties intend to waive the closing cash requirements and how these intentions were considered as part of your accounting analysis.

Scenario 1 Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 139

19. We note your disclosure in Note 3(I) stating that the pro forma value of the Contingent Consideration for AEON participating stockholders was calculated as the cumulative probability multiplied by the estimated stock price upon success. Please expand your disclosure here, and in Note 4(H) on page 149, to include the cumulative probability of success and how it was determined.

Conflicts of Interest, page 189

20. We note in your disclosure that you have waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Overview, page 193

21. Please revise to clarify whether you and/or another party conducted Phase 1 trials of ABP-450 for any of the indications reflected in the pipeline table.

Migraine, page 196

22. Please revise to explain the preclinical and/or clinical work that you and/or third parties have conducted for ABP-450 as a preventative treatment for migraine. In this regard, it should be clear why AEON has initiated a large Phase 2 trial for this indication.

Our Pipeline, page 196

23. Please revise to discuss the funding needs for each of the three pipeline candidates and also disclose how AEON plans to allocate the funds that they expect to have available once the business combination and related financings are completed. The discussion should explain the material assumptions with respect to the cash amounts available and also indicate how far into clinical development each candidate would reach based on the disclosed level of funding.

Cervical Dystonia, page 198

24. Please revise to present the topline data for the primary endpoint and all secondary endpoints. Clarify which results are statistically significant and, if applicable, which

results are not.

25.   Explain the basis for your claims that BP-450 demonstrated adverse event rates similar to, or lower than, "other botulinum toxin products" for the treatment of cervical dystonia and that ABP-450 also demonstrated efficacy similar to, or better than, other botulinum toxin products for the treatment of cervical dystonia. In this regard, your discussion of the Phase 2 trial does not indicate that any patients were administered other botulinum toxin products. It is also unclear which botulinum toxin products you are referencing.

Gastroparesis, page 199

26.   Please revise to present the results from the primate study.

General

27.   We note your disclosure on page 91 concerning Guggenheim's resignation. Please tell us, with a view to disclosure, whether you have received notice from any other institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation that may be owed to these institutions.

28.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at (202) 551-3744 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at (202) 551-8707 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: W. Soren Kreider IV, Esq.